                                                       EXHIBIT 77Q(1)(i)

        Description of Matters Submitted to a Vote of Security Holders

(a) A Special Meeting of Shareholders of Lutheran Brotherhood World Growth Fund (the "Meeting") was held on November 14, 2000.

(b) The sole matter voted upon at the Special Meeting, and the affirmative and negative votes cast thereto, was the approval or disapproval of a new investment subadvisory agreement between The Lutheran Brotherhood Family of Funds, Lutheran Brotherhood Research Corp., and T. Rowe Price International, Inc., with respect to Lutheran Brotherhood World Growth Fund:

           Votes to approve:        5,208,958.359
           Votes to disapprove:        29,741.128
           Votes to abstain:          174,365.717